Filed by USX Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                              Subject Company:  USX Corporation
                                           Registration Statement No. 333-71454


                    USX CORPORATION REPORTS U. S. STEEL GROUP
                           THIRD QUARTER 2001 RESULTS


                      Earnings Highlights
      (Dollars in millions except per diluted share data)

                                      3Q 2001       3Q 2000
                                        $(18)          $25
Net income (loss) adjusted for         $(0.22)        $0.26
special items
          - per diluted share
                                        $(23)          $19
Net income (loss)
                                       $(0.28)        $0.19
Net income (loss) per diluted share
                                       $1,660         $1,475
Revenues and other income


     PITTSBURGH, October 22, 2001 -- USX-U. S. Steel Group (NYSE: X) reported an adjusted third quarter 2001 net loss of $18 million, or 22 cents per diluted share, compared with adjusted net income of $25 million, or 26 cents per diluted share, in the third quarter 2000.

     U. S. Steel Group recorded a third quarter 2001 net loss of $23 million, or

28 cents per diluted share.  Included was the net effect of special items related to the Fairless facility shutdowns and USS-POSCO insurance recoveries which together reduced net income by $5 million, or 6 cents per share.  Third quarter 2000 net income of $19 million, or 19 cents per diluted share, included after-tax charges of $6 million related to USX's share of restructuring and impairment charges at Republic Technologies International, LLC.

     In third quarter 2001, U. S. Steel Group recorded a loss from reportable segments of $8 million, or $2 per ton, on steel shipments of 3.6 million tons.

     U. S. Steel Group's Domestic Steel segment recorded a loss from operations of $47 million, or $18 per ton, which included $21 million income from

U. S. Steel's share of insurance recoveries in excess of facility repair costs for the cold mill fire at USS-POSCO on May 31, 2001.  Aside from the insurance recoveries, U. S. Steel's share of USS-POSCO's operating results was adversely impacted by the higher cost of operations following the fire.  Claims for reimbursement for such higher costs and lost volumes under USS-POSCO's business interruption insurance coverage are pending and will be reflected in income as received in future periods.  The cold mill is expected to resume production during first quarter 2002, although full production may not be achieved until mid-year.

     Domestic Steel shipments in third quarter 2001 were 2.6 million net tons,

about the same as third quarter 2000.  The average realized domestic steel price was $420 per ton in third quarter 2001 compared with $454 per ton in the third quarter 2000 and $429 per ton in the second quarter 2001.  The reduction from the second quarter 2001 was primarily related to product mix.

     Commenting on third quarter results for Domestic Steel, USX Corporation

Board Chairman Thomas J. Usher said, "Domestic Steel's commercial environment remains extremely difficult due to the weakening economy and the devastating impact that global oversupply continues to have on the U.S. steel industry."

     U. S. Steel Kosice, s.r.o. (USSK), the Slovak Republic steel operation acquired during the fourth quarter 2000, reported third quarter 2001 segment income of $39 million, or $39 per ton.

     "USSK enjoyed another strong quarter in a difficult European and international commercial climate," Usher said.  Total USSK shipments in third quarter 2001 were 1.0 million net tons, down from 1.1 million tons in second quarter 2001, as shipments of low value-added products declined.  The average

USSK realized steel price in the third quarter was $256 per ton, up from $249 per ton in second quarter 2001, with the increase primarily related to improved product mix and hot rolled pricing.

     On August 14, 2001, U. S. Steel announced its intention to permanently close the cold rolling and tin mill operations at Fairless Works near

Philadelphia on or around November 12, 2001. These facilities' combined annual finishing capacity is 1.5 million tons.  U. S. Steel intends to continue operating Fairless Works' hot dip galvanizing line, subject to market conditions. A pretax charge of $29 million was recorded in the third quarter and an additional $6 to $11 million is expected to be recorded in the fourth quarter.

     "Fairless Works was yet another American victim of dumped and subsidized steel," said Usher, "but we remain optimistic about the Bush Administration's commitment and strategy to restore a level playing field for American steel companies and their workers.  As we await the resolution of the Section 201 cases, we will continue to encourage Congress and the Administration to address the import problem.  In addition, we will continue to file trade cases against nations responsible for unfairly traded imports.  In late September, we joined seven other steel producers in filing trade law actions against 20 countries who are major exporters of cold-rolled steel products to the U.S.

     "Despite the current difficulties facing the steel industry, U. S. Steel has pursued strategic investments that we expect will enhance future profitability and shareholder value.  During the third quarter, we continued

development of Straightline, a new technology-enabled steel distributor, which will open for business in certain parts of the country in the fourth quarter with additional development and regional expansion planned for 2002.  USSK continued with the tin mill expansion and vacuum degasser projects.

     "During the third quarter, we also completed the repairs to the Mon Valley

Works No. 3 blast furnace and, in light of expected slow market conditions in the fourth quarter, we plan to advance the schedule for a maintenance outage on the Gary Works No. 6 blast furnace.  Additionally, USSK has scheduled several outages in the fourth quarter which are expected to limit shipments and increase repair and maintenance expenses."

     Usher added, "The domestic order rate for the fourth quarter is currently running lower than the third quarter rate.  For the full year 2001, we now expect total shipments to approximate 13.5 to 13.8 million net tons.  Domestic

Steel shipments should account for approximately 10 million net tons of the total and USSK about 3.5 to 3.8 million net tons."

     In connection with the proposed separation of USX Corporation's steel and energy businesses, U. S. Steel completed two private placements of Senior Notes during the third quarter having an aggregate principal amount of $535 million.

The proposed separation of the U. S. Steel Group and the Marathon Group into two independent companies is subject to approval at a special meeting of stockholders to be held on October 25.  The reorganization is also subject to several other conditions including receipt of a favorable ruling from the

Internal Revenue Service as to the tax-free status of the separation.  The separation is expected to occur at year-end, subject to the absence of any materially adverse change in business conditions for the energy and/or steel business, delay in obtaining the IRS ruling or other unfavorable circumstances.

Shareholders should note that failure to cast a vote will have the same effect as voting against the separation.  Shareholders may vote in person, by returning their proxy card, or by telephone or Internet.

                                      *****

     This release contains forward-looking statements with respect to the expected restart of the USS-POSCO cold rolling mill, the regional expansion of

Straightline, market conditions, costs, shipments and prices.  One factor, among others, that may affect the restart of the cold rolling mill at the USS-POSCO joint venture is the timing of completion of repairs.  Some factors that could affect the expansion of Straightline include economic conditions and the customers' acceptance of this technology-based buying approach.  Some factors,

among others, that could affect full year 2001 market conditions, costs,

shipments and prices include import levels, customer inventory levels, plant operating performance, domestic natural gas prices and usage, and U.S. and

European economic performance and political developments.  In accordance with

"safe harbor" provisions of the Private Securities Litigation Reform Act of

1995, USX has included in Form 10-K for the year ended December 31, 2000, as amended in Forms 10-K/A, and in subsequent Forms 10-Q and Forms 8-K, cautionary statements identifying important factors, but not necessarily all factors, that could cause actual results to differ materially from those set forth in the forward-looking statements.

     A Statement of Operations and Preliminary Supplemental Statistics for the

U. S. Steel Group and a Consolidated Statement of Operations for USX Corporation

are attached.

     The company will conduct a conference call on third quarter earnings on

Monday, October 22 at 10 a.m. EDST.  To listen to the webcast of the conference call, visit the USX website, www.usx.com and click on the "U. S. Steel Group"

button, then the "Investor Services" button.  Replays of the conference call will be available until October 29.



                 U. S. STEEL GROUP OF USX CORPORATION
                  STATEMENT OF OPERATIONS (Unaudited)
                 ------------------------------------


                                         Third Quarter   Nine Months
                                             Ended          Ended
                                          September 30   September 30
(Dollars in millions,
    except per share amounts)              2001   2000    2001   2000
---------------------------------------------------------------------
REVENUES AND OTHER INCOME:
 Revenues                                 $1,645 $1,462 $4,888 $4,673
 Income from investees                        11      6     51     13
 Net gains on disposal of assets               4      6     20     34
 Other income (loss)                           -      1      2    (1)
                                          ------ ------ ------ ------
  Total revenues and other income          1,660  1,475  4,961  4,719
                                          ------ ------ ------ ------
COSTS AND EXPENSES:
 Cost of revenues
    (excludes items shown below)           1,519  1,344  4,658  4,234
 Selling, general and administrative
    expenses (credits)                         7   (56)     19  (176)
 Depreciation, depletion and amortization     94     69    246    222
 Taxes other than income taxes                65     58    191    176
                                          ------ ------ ------ ------
  Total costs and expenses                 1,685  1,415  5,114  4,456
                                          ------ ------ ------ ------
INCOME (LOSS) FROM OPERATIONS               (25)     60  (153)    263
Net interest and other financial costs        38     27     74     75
                                          ------ ------ ------ ------
INCOME (LOSS) BEFORE INCOME TAXES           (63)     33  (227)    188
Provision (credit) for income taxes         (40)     14  (183)     70
                                          ------ ------ ------ ------
NET INCOME (LOSS)                           (23)     19   (44)    118
Dividends on preferred stock                  2       2      6      6
                                          ------ ------ ------ ------
NET INCOME (LOSS) APPLICABLE TO
    STEEL STOCK                            $(25)    $17  $(50)   $112
                                          ====== ====== ====== ======

STEEL STOCK DATA:
Net income (loss)                          $(25)    $17  $(50)   $112
  -    Per share
       o    - basic                        (.28)    .19  (.56)   1.27
             - diluted                     (.28)    .19  (.57)   1.27

Dividends paid per share                     .10    .25    .45    .75

Weighted average shares, in thousands
  - Basic                                89,193  88,738 89,003 88,554
  - Diluted                              89,193  88,738 89,003 88,556








The following notes are an integral part of this financial statement.
                 U. S. STEEL GROUP OF USX CORPORATION
                 SELECTED NOTES TO FINANCIAL STATEMENT
                --------------------------------------


1.The statement of operations of the U. S. Steel Group includes the results of operations for the businesses of USX other than businesses included in the Marathon Group and a portion of USX's net financial costs, general and administrative costs and income taxes attributed to the groups in accordance with USX's accounting and tax allocation policies. This statement should be read in connection with the consolidated statement of operations of USX.

2.On March 1, 2001, USX completed the purchase of the tin mill products business of LTV Corporation (LTV), which is now operated as East Chicago Tin. In this noncash transaction, USX assumed approximately $66 million of certain employee related obligations from LTV. The acquisition was accounted for using the purchase method of accounting. Results of operations for the nine months of 2001 include the operations of East Chicago Tin from the date of acquisition.

  On March 23, 2001, Transtar, Inc. (Transtar) completed its previously announced reorganization with its two voting shareholders, USX and Transtar Holdings, L.P. (Holdings), an affiliate of Blackstone Capital Partners L.P. As a result of this transaction, USX became sole owner of Transtar and certain of its subsidiaries. Holdings became owner of the other subsidiaries of Transtar. USX accounted for the change in its ownership interest in Transtar using the purchase method of accounting. The U. S. Steel Group recognized in the nine months of 2001, a pretax gain of $68 million (included in income from investees) and a favorable deferred tax adjustment of $33 million related to this transaction. USX previously accounted for its investment in Transtar under the equity method of accounting.

3.USX has a 16% investment in Republic Technologies International LLC
  (Republic) which was accounted for under the equity method of accounting. During the first quarter of 2001, USX discontinued applying the equity method since investments in and advances to Republic had been reduced to zero. Also, USX has recognized certain debt obligations of $14 million previously assumed by Republic. On April 2, 2001, Republic filed a voluntary petition with the U.S. Bankruptcy Court to reorganize its operations under Chapter 11 of the U.S. Bankruptcy Code. In the first quarter of 2001, as a result of Republic's action, the U. S. Steel Group recorded a pretax charge of $74 million for potentially uncollectible receivables from Republic.

4.Interest and other financial costs in the nine months of 2001 includes a favorable adjustment of $67 million and provision for income taxes includes an unfavorable adjustment of $15 million related to prior years' taxes.

5.On August 14, 2001, USX announced its intention to permanently close the cold rolling and tin mill operations at U. S. Steel's Fairless Works. In the third quarter of 2001, the U. S. Steel Group recorded a pretax charge of $29 million relative to the shutdown.

                 U. S. STEEL GROUP OF USX CORPORATION
           SELECTED NOTES TO FINANCIAL STATEMENT (Continued)
           ------------------------------------------------


6.On July 31, 2001, USX announced that its board of directors approved the definitive plan of reorganization to separate the energy and steel businesses of USX (Proposed Separation). The Proposed Separation envisions a tax-free spin-off of the steel business of USX into a freestanding, publicly traded company to be known as United States Steel Corporation. Holders of current USX-U.
  S. Steel Group Common Stock will become holders of United States Steel Corporation Common Stock. Holders of current USX-Marathon Group Common Stock will continue to hold their shares in USX which will be renamed Marathon Oil Corporation. The Proposed Separation does not contemplate a cash distribution to stockholders. The Proposed Separation is subject to the approval of the holders of a majority of the outstanding shares of each class of current USX common stock, receipt of a favorable private letter ruling from the Internal Revenue Service (IRS) on the tax-free nature of the transaction, completion of necessary financing arrangements and receipt of necessary regulatory and third party consents. The transaction is expected to occur on or about December 31, 2001.

7.On July 2, 2001, a corporate reorganization was implemented to create a new holding company structure. USX became a holding company that owns all of the outstanding equity of Marathon Oil Company, an Ohio Corporation which, directly and indirectly, owns and operates the businesses of the USX-Marathon Group, and United States Steel LLC, a Delaware limited liability company which, directly and indirectly, owns and operates the businesses of the USX-U. S. Steel Group. The reorganization will not have any impact on the results of operations or financial position of USX Corporation, the Marathon Group or the U. S. Steel Group.

  This reorganization in corporate form was independent of the Proposed Separation of the energy and steel businesses of USX
  Corporation.

                 U. S. STEEL GROUP OF USX CORPORATION
            PRELIMINARY SUPPLEMENTAL STATISTICS (Unaudited)
           ------------------------------------------------

                                          Third Quarter   Nine Months
                                              Ended          Ended
                                           September 30   September 30
(Dollars in millions)                      2001   2000    2001    2000
-----------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS
Domestic Steel(a)(b)                       $(47)    $23  $(267)   $145
U. S. Steel Kosice(c)                         39      -     121      -
                                           -----  -----   -----  -----

Income (loss) from Reportable Segments      $(8)    $23  $(146)   $145
 Items not allocated to segment:
  Net Pension Credits(d)                      38     67     110    199
  Administrative Expenses                    (5)    (7)    (20)   (18)
  Costs related to former business          (21)   (23)    (59)   (63)
activities(e)
  Costs related to proposed separation(f)      -      -     (9)      -
  Costs related to Fairless facility        (29)      -    (29)      -
shutdown(g)
                                           -----  -----   -----  -----

   Total U. S. Steel Group                 $(25)    $60  $(153)   $263

CAPITAL EXPENDITURES
 Domestic Steel                              $39    $36    $166   $133
 U. S. Steel Kosice                           17      -      31      -
                                           -----  -----   -----  -----

   Total U. S. Steel Group                   $56    $36    $197   $133

OPERATING STATISTICS
 Average steel price: ($/net ton)
   Domestic Steel                           $420   $454    $429   $448
   U. S. Steel Kosice                        256      -     263      -
 Steel Shipments:(h)
   Domestic Steel                          2,554  2,557   7,597  8,441

   U. S. Steel Kosice                      1,008      -   2,826      -

                                           -----  -----   -----  -----

     Total Steel Shipments                 3,562  2,557  10,423  8,441

 Raw Steel-Production:(h)
   Domestic Steel                          2,689  2,752   7,933  8,938

   U. S. Steel Kosice                      1,131      -   3,214      -

                                           -----  -----   -----  -----

     Total Raw Steel-Production            3,820  2,752  11,147  8,938

 Raw Steel-Capability Utilization:(i)
   Domestic Steel                          83.3%  85.5%   82.9%  93.3%
   U. S. Steel Kosice                      89.7%      -   85.9%      -
 Iron ore shipments - Domestic Steel(h)    4,494  4,770  11,594 11,455

-----------
      (a) Results in the third quarter and first nine months of 2001 include a favorable $21 million from insurance recoveries for fire damages to the cold rolling mill at USS-POSCO. Results in the first nine months of 2001 also include a favorable $68 million for USX's share of gain on the Transtar reorganization and a $74 million charge for a substantial portion of accounts receivable from Republic. Results in the third quarter and first nine months of 2000 included $10 million for USX's share of Republic's special charges. Results in the first nine months of 2000 also include charges totaling $15 million for certain environmental and legal accruals.
      (b) Includes the sale, domestic production and transportation of steel products, coke, taconite pellets and coal; the management of mineral resources; real estate development; engineering and consulting services; and equity income from joint ventures and partially owned companies.
      (c) Includes the production and sale of steel products and coke from facilities primarily located in the Slovak Republic.
      (d) Excludes termination costs of $11 million related to Fairless facility shutdown.
      (e) Includes other postretirement benefit costs and certain other expenses principally attributable to former business units of the U. S. Steel Group.
      (f) Includes professional fees and expenses and certain other costs related to the proposed separation.
      (g) Includes costs related to the shutdown of the cold rolling and tin mill facilities at Fairless Works.
      (h)  Thousands of net tons.
      (i) Based on annual raw steel production capability of 12.8 million tons for Domestic Steel and 5.0 million tons for U. S. Steel Kosice.
               USX CORPORATION AND SUBSIDIARY COMPANIES
           CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
           ------------------------------------------------


                                         Third Quarter   Nine Months
                                             Ended          Ended
                                          September 30   September 30
(Dollars in millions)                      2001   2000    2001   2000
---------------------------------------------------------------------
REVENUES AND OTHER INCOME:
 Revenues                                $10,139$10,607$31,099$30,207
 Dividend and investee income                 45     46    157     81
 Net gains (losses) on disposal of assets  (203)      8  (165)    138
 Other income                                  7     18     85     32
                                          ------ ------ ------ ------
  Total revenues and other income          9,988 10,679 31,176 30,458
                                          ------ ------ ------ ------
COSTS AND EXPENSES:
 Cost of revenues
    (excludes items shown below)           7,557  8,184 23,108 23,107
 Selling, general and
    administrative expenses                  178     95    516    233
 Depreciation, depletion and amortization    396    310  1,157    949
 Taxes other than income taxes             1,282  1,250  3,732  3,650
 Exploration expenses                         20     51     69    142
                                          ------ ------ ------ ------
  Total costs and expenses                 9,433  9,890 28,582 28,081
                                          ------ ------ ------ ------
INCOME FROM OPERATIONS                       555    789  2,594  2,377
Net interest and other financial costs        74     80    183    267
Minority interest in income of Marathon Ashland
 Petroleum LLC                               223    115    650    373
                                          ------ ------ ------ ------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
 EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE    258    594  1,761  1,737
Provision for income taxes                    88    454    522    877
                                          ------ ------ ------ ------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE                        170    140  1,239    860
Cumulative effect of change in accounting
 principle                                     -      -    (8)      -
                                          ------ ------ ------ ------
NET INCOME                                   170    140  1,231    860
Dividends on preferred stock                   2      2      6      6
                                          ------ ------ ------ ------
NET INCOME APPLICABLE TO COMMON STOCKS      $168   $138 $1,225   $854
                                          ====== ====== ====== ======

               USX CORPORATION AND SUBSIDIARY COMPANIES
     CONSOLIDATED STATEMENT OF OPERATIONS (Continued) (Unaudited)
                        INCOME PER COMMON SHARE
     ------------------------------------------------------------


                                         Third Quarter   Nine Months
                                             Ended          Ended
                                          September 30   September 30
(Dollars in millions,
    except per share amounts)              2001   2000    2001   2000
---------------------------------------------------------------------
APPLICABLE TO MARATHON STOCK:

Income before cumulative effect of change
  in accounting principle                  $193    $121 $1,283   $742
  - Per share - basic                       .63     .38   4.16   2.38
            - diluted                       .62     .38   4.15   2.37

Cumulative effect of change in accounting
  principle                                   -       -     (8)     -
  - Per share - basic                         -       -   (.03)     -
            - diluted                         -       -   (.03)     -

Net income                                 $193    $121 $1,275   $742
  - Per share - basic                       .63     .38   4.13   2.38
            - diluted                       .62     .38   4.12   2.37

Dividends paid per share                    .23     .23    .69    .65

Weighted average shares, in thousands
  - Basic                                309,309311,847309,056312,068
  - Diluted                              309,923312,094309,452312,272

APPLICABLE TO STEEL STOCK:

Net income (loss)                          $(25)    $17   $(50)  $112
  - Per share - basic                      (.28)    .19   (.56)  1.27
            - diluted                      (.28)    .19   (.57)  1.27

Dividends paid per share                    .10     .25    .45    .75

Weighted average shares, in thousands
  - Basic                                89,193  88,738 89,003 88,554
  - Diluted                              89,193  88,738 89,003 88,556







The following notes are an integral part of this financial statement.
               USX CORPORATION AND SUBSIDIARY COMPANIES
                 SELECTED NOTES TO FINANCIAL STATEMENT
               ----------------------------------------


1.Effective January 1, 2001, USX adopted Statement of Financial
  Accounting Standards No. 133, "Accounting for Derivative
  Instruments and Hedging Activities" (SFAS No. 133), which was amended by SFAS Nos. 137 and 138. This Standard requires recognition of all derivatives as either assets or liabilities at fair value.

  The transition adjustment related to adopting SFAS No. 133 on January 1, 2001, was recognized as a cumulative effect of change in accounting principle. The unfavorable cumulative effect on net income, net of a tax benefit of $5 million, was $8 million. The unfavorable cumulative effect on other comprehensive income (OCI), net of a tax benefit of $4 million, was $8 million. The amounts reported as OCI will be reflected in net income when the anticipated physical transactions are consummated.

2.In the first quarter 2001, Marathon Oil Company (Marathon) acquired
  Pennaco Energy, Inc. (Pennaco), a natural gas producer. Marathon acquired 87% of the outstanding stock of Pennaco through a tender offer completed on February 7, 2001 at $19 a share. On March 26, 2001, Pennaco was merged with a wholly owned subsidiary of Marathon. Under the terms of the merger, each share not held by Marathon was converted into the right to receive $19 in cash. The total purchase price of Pennaco was $506 million. The acquisition was accounted for under the purchase method of accounting. Results of operations for the nine months of 2001 include the results of Pennaco from February 7, 2001.

  On March 1, 2001, USX completed the purchase of the tin mill products business of LTV Corporation (LTV), which is now operated as East Chicago Tin. In this noncash transaction, USX assumed approximately $66 million of certain employee related obligations from LTV. The acquisition was accounted for using the purchase method of accounting. Results of operations for the nine months of 2001 include the operations of East Chicago Tin from the date of acquisition.

  On March 23, 2001, Transtar, Inc. (Transtar) completed its previously announced reorganization with its two voting shareholders, USX and Transtar Holdings, L.P. (Holdings), an affiliate of Blackstone Capital Partners L.P. As a result of this transaction, USX became sole owner of Transtar and certain of its subsidiaries. Holdings became owner of the other subsidiaries of Transtar. USX accounted for the change in its ownership interest in Transtar using the purchase method of accounting. USX recognized in the nine months of 2001, a pretax gain of $68 million (included in dividend and investee income) and a favorable deferred tax adjustment of $33 million related to this transaction. USX previously accounted for its investment in Transtar under the equity method of accounting.

3.USX has a 16% investment in Republic Technologies International LLC
  (Republic) which was accounted for under the equity method of accounting. During the first quarter of 2001, USX discontinued applying the equity method since investments in and advances to Republic had been reduced to zero. Also, USX has recognized certain debt obligations of $14 million previously assumed by Republic. On April 2, 2001, Republic filed a voluntary petition with the U.S. Bankruptcy Court to reorganize its operations under Chapter 11 of the U.S. Bankruptcy Code. In the first quarter of 2001, as a result of Republic's action, USX recorded a pretax charge of $74 million for potentially uncollectible receivables from Republic.
               USX CORPORATION AND SUBSIDIARY COMPANIES
           SELECTED NOTES TO FINANCIAL STATEMENT (Continued)
           -------------------------------------------------



4.In the third quarter of 2001, the Marathon Group recorded a $221 million pretax loss related to the sale of Marathon's heavy oil assets in Canada, which is included in net gains (losses) on disposal of assets.

5.On August 14, 2001, USX announced its intention to permanently close the cold rolling and tin mill operations at U. S. Steel's
  Fairless Works. In the third quarter of 2001, USX recorded a pretax charge of $29 million relative to the shutdown.

6.On July 31, 2001, USX announced that its board of directors approved the definitive plan of reorganization to separate the energy and steel businesses of USX (Proposed Separation). The Proposed Separation envisions a tax-free spin-off of the steel business of USX into a freestanding, publicly traded company to be known as United States Steel Corporation. Holders of current USX-U.
  S. Steel Group Common Stock will become holders of United States Steel Corporation Common Stock. Holders of current USX-Marathon Group Common Stock will continue to hold their shares in USX which will be renamed Marathon Oil Corporation. The Proposed Separation does not contemplate a cash distribution to stockholders. The Proposed Separation is subject to the approval of the holders of a majority of the outstanding shares of each class of current USX common stock, receipt of a favorable private letter ruling from the Internal Revenue Service (IRS) on the tax-free nature of the transaction, completion of necessary financing arrangements and receipt of necessary regulatory and third party consents. The transaction is expected to occur on or about December 31, 2001.

7.On July 2, 2001, a corporate reorganization was implemented to create a new holding company structure. USX became a holding company that owns all of the outstanding equity of Marathon Oil Company, an Ohio Corporation which, directly and indirectly, owns and operates the businesses of the USX-Marathon Group, and United States Steel LLC, a Delaware limited liability company which, directly and indirectly, owns and operates the businesses of the USX-U. S. Steel Group. The reorganization will not have any impact on the results of operations or financial position of USX Corporation, the Marathon Group or the U. S. Steel Group.

  This reorganization in corporate form was independent of the Proposed Separation of the energy and steel businesses of USX
  Corporation.